UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 14, 2018

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

(Exact Name of Registrant as specified in its charter)

Cayman Islands	001-37906	98-1329150
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

65 East 55th Street 18th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 593-6900

(Registrant’s telephone number, including area code)

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐             Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act . ☐

Item 1.02 Termination of a Material Definitive Agreement.

The Transaction Agreement

As previously disclosed, on August 21, 2017, Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (“AHPAC”), Avista Healthcare Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of AHPAC (“Merger Sub”), Avista Healthcare NewCo, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of AHPAC (“NewCo”), Envigo International Holdings, Inc., a Delaware corporation (“Envigo”) and Jermyn Street Associates, LLC, solely in its capacity as Shareholder Representative (as defined therein), entered into a Transaction Agreement, as amended by that certain Amendment No. 1, dated as of November 22, 2017, as further amended by that certain Amendment No. 2, dated as of December 22, 2017, as further amended by that certain Amendment No. 3, dated as of January 21, 2018 and as further amended by that certain Amendment No. 4, dated as of February 9, 2018 (the “Transaction Agreement”).

On February 14, 2018, pursuant to Section 7.1(a) of the Transaction Agreement, AHPAC and Envigo entered into a Mutual Termination Agreement (the “Mutual Termination Agreement”) and the Transaction Agreement was terminated effective as of February 14, 2018. AHPAC intends to continue to pursue a business combination.

Amended and Restated Parent Sponsor Letter Agreement

As previously disclosed, on February 9, 2018, in connection with the execution and delivery of Amendment No. 4, Avista Acquisition Corp., a Cayman Islands exempted company (the “Parent Sponsor”), and certain directors of AHPAC, who together own all of AHPAC’s issued and outstanding Class B ordinary shares (the “Class B Shares”) (collectively with the Parent Sponsor, solely in their capacity as a holder of Class B Shares, the “Class B Holders”) entered into an amended and restated letter agreement (the “Restated Letter”) pursuant to which, immediately prior to the consummation of the First Merger, the Class B Holders will surrender to AHPAC an aggregate 4,715,576 million Class B Shares and 4,100,000 Private Placement Warrants (as defined in the Transaction Agreement).  In accordance with the terms and conditions of the Restated Letter, upon the termination of the Transaction Agreement prior to the First Merger Effective Time (as defined in the Transaction Agreement), the Restated Letter terminated on February 14, 2018.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements under “Item 1.02 Termination of a Material Definitive Agreement” regarding the Company’s intention to pursue any transaction. These statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by these statements. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Current Report on Form 8-K, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When the Company discusses its strategies or plans, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, the Company’s management. Actual results and shareholders’ value will be affected by a variety of risks and factors, including, without limitation, international, national and local economic conditions, merger, acquisition and business combination risks, financing risks, geo-political risks, acts of terror or war including the risk factors discussed in “Item 1.A. Risk Factors” in the Company’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and other filings with the SEC. Many of the risks and factors that will determine these results and shareholders’ value are beyond the Company’s ability to control or predict.

All such forward-looking statements speak only as of the date of this Current Report on Form 8-K. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All subsequent written or oral forward-looking statements attributable to us or persons acting on the Company’s behalf are qualified in their entirety by this Special Note Regarding Forward-Looking Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avista Healthcare Special Acquisition Corp.

By:	/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	General Counsel and Secretary

Date: February 14, 2018